NO ACT PE 12/14/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025411

Received SEC
FEB 29 2012
Washington, DC 20549

February 29, 2012

Paul M. Wilson
AT&T Inc.
pw2209@att.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-29-12

Re: AT&T Inc.
Incoming letter dated December 14, 2011

Dear Mr. Wilson:

This is in response to your letters dated December 14, 2011, December 22, 2011, and January 30, 2012 concerning the shareholder proposal submitted to AT&T by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 20, 2011, January 5, 2012, January 9, 2012, January 29, 2012, and February 6, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 29, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 14, 2011

The proposal requests that the board adopt a policy that, whenever possible, the chairman shall be an independent director, by the standard of the New York Stock Exchange, who has not previously served as an executive officer of AT&T.

We are unable to concur in your view that AT&T may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that the proof of ownership statement was provided by a broker that provides proof of ownership statements on behalf of its affiliated DTC participant. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
AT&T Inc. (T)
Independent Board Chairman Topic
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 14, 2011 company request to avoid this established rule 14a-8 proposal.

Stock ownership verification letters based on the records of TD Ameritrade Inc. and TD Ameritrade Clearing are delegated to TD Ameritrade Inc. as a matter of long standing corporate policy. This is according to Dan Siffring, Research Specialist, TD Ameritrade.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
"Wilson, Paul M (Legal)" <PW2209@att.com>

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980
Email: pw2209@att.com

1934 Act/Rule 14a-8

January 30, 2012

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal of John Chevedden on behalf of Kenneth Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from John Chevedden on behalf of Kenneth Steiner to the Office of Chief Counsel dated January 29, 2012 (the "January 29 Letter"), concerning a shareholder proposal (the "Proposal") submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent") for inclusion in AT&T's 2012 proxy materials. The January 29 Letter included a letter from TD Ameritrade dated January 29, 2012 (the "TD Ameritrade Letter"). For the reasons set forth below, AT&T continues to believe that the Proposal may be excluded from AT&T's proxy materials. This letter should be read in conjunction with AT&T's original letter to you dated December 14, 2011 (the "Original Letter") and its letter to you dated December 22, 2011 (the "December 22 Letter") regarding the Proposal. Capitalized terms used but not defined herein have the meanings given to them in the Original Letter.

AT&T notes that the TD Ameritrade Letter is not addressed to the Proponent and does not relate to the Proponent's ownership of AT&T stock. Furthermore, the TD Ameritrade Letter was submitted after the deadline for responding to the Deficiency Notice.

Like the Broker Letter, the TD Ameritrade Letter is from TD Ameritrade, Inc., member FINRA/SIPC/NFA, which is not a DTC participant. The TD Ameritrade Letter states: "TD Ameritrade represents both TD Ameritrade Clearing and the brokerage firm, as they are one in the same." AT&T believes that "the brokerage firm" is a reference to TD Ameritrade, Inc. Though the meaning of this sentence isn't clear, it appears to suggest that TD Ameritrade Clearing, Inc. and TD Ameritrade, Inc. are "one in the same." This is false. Attached hereto as Exhibit A is Exhibit 21.1 to the most recent annual report on Form 10-K of TD Ameritrade

Holding Corporation, which indicates that TD Ameritrade Clearing, Inc. and TD Ameritrade, Inc. are separate subsidiaries of TD Ameritrade Holding Corporation. Therefore, TD Ameritrade Clearing, Inc. and TD Ameritrade, Inc. are not "one in the same."

Because the Broker Letter is not from a DTC participant, it is not a written statement from the record holder of the Proponent's shares. Therefore, AT&T continues to believe that it may omit the Proposal from its 2012 proxy materials pursuant to Rules 14a-8(b) and 14a-8(f)(1).

* * *

For the reasons stated above and in the Original Letter and the December 22 Letter, we respectfully request that the Staff concur in our view that AT&T may omit the Proposal from its 2012 proxy materials. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

cc: John Chevedden (by e-mail)FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

EX-21.1 4 c65785exv21w1.htm EX-21.1

Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	State or Other Jurisdiction of Domicile
Ameritrade Advisory Services, LLC	Delaware
Ameritrade International Company	Cayman Islands
Amerivest Investment Management, LLC	Delaware
Datek Online Management Corp.	Delaware
Financial Passport, Inc.	Delaware
Futures Forex Trading LLC	Delaware
Investools Inc.	Utah
Red Option Advisors, Inc.	Delaware
T2 API Technologies, LLC	Delaware
TD Ameritrade Clearing, Inc.	Nebraska
TD Ameritrade, Inc.	New York
TD Ameritrade IP Company, Inc.	Delaware
TD Ameritrade Online Holdings Corp.	Delaware
TD Ameritrade Services Company, Inc.	Delaware*
TD Ameritrade Trust Company	Maine
TD Waterhouse Canadian Call Center, Inc.	Canada
TenBagger, Inc.	Nevada
thinkorswim Advisors, Inc.	Illinois
thinkorswim Australia Pty Ltd.	Australia
thinkorswim Group Inc.	Delaware
thinkorswim Holdings Inc.	Delaware
thinkorswim Singapore Pte Ltd.	Singapore
TD Ameritrade Mobile, LLC	Delaware
ThinkTech, Inc.	Delaware**
tos RED, Inc.	Delaware
tos Services, Inc.	Delaware
TradeBridge, Inc.	Maryland
The Insurance Agency of TD Ameritrade, LLC	Delaware

* In Texas this entity does business as Ameritrade Support Services Corporation

** In Texas this entity does business as T2 Technology Support, Inc.

Unless otherwise noted, each subsidiary does business under its actual name.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 29, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
AT&T Inc. (T)
Independent Board Chairman Topic
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 14, 2011 company request to avoid this established rule 14a-8 proposal.

The attached letter states:
TD Ameritrade represents both TD Ameritrade Clearing and the brokerage firm, as they are one in the same.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
"Wilson, Paul M (Legal)" <PW2209@att.com>

TD Ameritrade

January 29, 2012

Myra K Young & James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Myra K Young & James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that since January 1, 2008, you have continuously held no less than 200 shares of Dell Inc (DELL) in your TD Ameritrade account. TD Ameritrade Clearing Inc. is the clearing house for TD Ameritrade. The DTC number for our clearing house is 0188.

TD Ameritrade represents both TD Ameritrade Clearing and the brokerage firm, as they are one in the same.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Kourtney Smith
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
AT&T Inc. (T)
Independent Board Chairman Topic
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 14, 2011 company request to avoid this established rule 14a-8 proposal.

The company failed to include any copy of rule 14a-8 in its request for stock ownership verification. The company letter had no exhibits and was barely more than one-page.

Staff Legal Bulletin No. 14 states:
"a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules ..."

The company also failed to include a copy of the very recent Staff Legal Bulletin No. 14F (CF) October 18, 2011 in any communication with the proponent party. SLB 14F is 3600-words and the company claims that a company letter barely more than one-page is a substitute.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
"Wilson, Paul M (Legal)" <PW2209@att.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
AT&T Inc. (T)
Independent Board Chairman Topic
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 14, 2011 company request to avoid this established rule 14a-8 proposal.

The company December 22, 2011 supplement fails to give a rule to support how part of a proposal can be called the resolved statement and how part of a proposal can be called the supporting statement. The company does not describe its purported formula for determining that consecutive words must belong to the supporting statement instead of the resolved statement.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
"Wilson, Paul M (Legal)" <PW2209@att.com>

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980
Email: pw2209@att.com

1934 Act/Rule 14a-8

December 22, 2011

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal of John Chevedden on behalf of Kenneth Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from John Chevedden on behalf of Kenneth Steiner to the Office of Chief Counsel, dated December 20, 2011, concerning a shareholder proposal (the "Proposal") submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent") for inclusion in AT&T's 2012 proxy materials. For the reasons set forth below, AT&T continues to believe that the Proposal may be excluded from AT&T's proxy materials. This letter should be read in conjunction with AT&T's original letter to you regarding the Proposal dated December 14, 2010 (the "Original Letter"). Capitalized terms used but not defined herein have the meanings given to them in the Original Letter.

To respond to the points raised in Mr. Chevedden's letter, AT&T is not required to provide proponents with copies of Rule 14a-8 or SLB 14F, and AT&T's deficiency notices do not give different levels of information to different proponents. In SLB 14F, the Staff indicated that it "will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in [SLB 14F]." We believe that we have complied with this requirement. The Deficiency Notice contained the following language, which tracks the Staff's guidance in SLB 14F nearly word for word:

> To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.
>
> If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership

> statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Therefore, AT&T continues to believe that it may exclude the Proposal.

* * *

In addition to the reasons given in the Original Letter, AT&T believes that it may omit the Proposal for the following reason:

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and misleading.

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(3) as vague or misleading where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 1, 1991).

For example, in *SunTrust Banks, Inc.* (Dec. 31, 2008), a shareholder proposal requested that the board and its compensation committee implement certain executive compensation reforms if the company chose to participate in the Troubled Asset Relief Program ("TARP"). The proposal itself was silent as to the duration of the reforms, but correspondence from the proponent indicated that the proponent's intent was that the reforms were to be in effect for the duration of the company's participation in TARP. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(3), as follows:

> There appears to be some basis for your view that SunTrust may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. In arriving at this position, we note the statement that the "intent of the Proposal is that the executive compensation reforms urged in the Proposal remain in effect so long as the company participates in the TARP." By its terms, however, the proposal appears to impose no limitation on the duration of the specified reforms.

See also *General Electric Company* (Jan. 6, 2009) (concurring in the exclusion of a proposal prohibiting any director receiving more than 25% in withheld votes from serving on key committees pursuant to Rule 14a-8(i)(3) where the company had majority rather plurality voting); *Johnson & Johnson* (Jan. 31, 2007) (concurring in the exclusion of a proposal requesting an annual advisory vote to approve the compensation committee report in the proxy statement where the report no longer contained executive compensation disclosure).

The Proposal is vague and misleading because the description of the Proposal contained in the supporting statement (the "Supporting Statement") conflicts with the "RESOLVED" portion of the Proposal (the "Resolution"). The Supporting Statement contains the following statement:

> "To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen."

However, the Resolution itself does not say that the board has the flexibility to implement the proposal when the next CEO is chosen. We note that the Resolution contains the following sentence:

> "This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted."

However, this sentence does not apply to AT&T. AT&T's current CEO, who also serves as chairman of the board, does not have an employment agreement. As disclosed in AT&T's 2011 proxy statement, the only executive officer of AT&T who has an employment agreement is Rafael de la Vega. Moreover, as disclosed in AT&T's 2010 annual report on Form 10-K, AT&T's executive officers are not appointed to fixed terms of office. Therefore, according to its terms, the Proposal, if adopted, would take effect immediately and would apply to AT&T's current chairman and CEO.

Simply put, the Supporting Statement indicates that the board may delay implementation of the Proposal at its option until AT&T's next CEO is chosen, whereas the Resolution itself provides for delayed implementation only under specified conditions, which do not apply to AT&T. Thus, as was the case in *SunTrust Banks*, the Proponent's description of the Proposal conflicts with the actual terms of the Resolution. As a result, a shareholder reading the Resolution and the Supporting Statement would not know whether the requested policy would go into effect immediately and require that the current chairman to be replaced by an independent director, or not go into effect until some indefinite date in the future, after the current chairman ceases to serve as CEO. Likewise, AT&Ts board, in seeking to implement the Proposal, would not know whether shareholders intended for it to apply immediately, according to the terms of the Resolution, or to be phased in and not apply until the next CEO is chosen, as stated in the Supporting Statement.

For the reasons stated above, AT&T believes that the Proposal is excludable pursuant to Rule 14a-8(i)(3) because it is vague and misleading.

* * *

For the reasons stated above and the reasons in the Original Letter, we respectfully request that the Staff concur in our view that AT&T may omit the Proposal from its 2012 proxy materials. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

cc: John Chevedden (by e-mail) *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 20, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
AT&T Inc. (T)
Independent Board Chairman Topic
Kenneth Steiner

Ladies and Gentlemen:

This responds to the December 14, 2011 company request to avoid this established rule 14a-8 proposal.

The company failed to include a copy of the very recent Staff Legal Bulletin No. 14F (CF) October 18, 2011 in any communication with the proponent party. The company also failed to include any copy of rule 14a-8.

The rule 14a-8 Staff Legal Bulletins include the text:
a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

The text above includes, "Companies should not assume that any shareholder is familiar with the proxy rules ..."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
"Wilson, Paul M (Legal)" <PW2209@att.com>

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980
Email: pw2209@att.com

1934 Act/Rule 14a-8

December 14, 2011

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal of John Chevedden on behalf of Kenneth Steiner

Ladies and Gentlemen:

This letter and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 11, 2011, AT&T received a shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent") for inclusion in AT&T's 2012 proxy materials. A copy of the Proposal and related correspondence is attached hereto as Exhibit A. For the reasons stated below, AT&T intends to omit the Proposal from its 2012 proxy materials.

A copy of this letter and the attachments is being sent concurrently to Mr. Chevedden, the Proponent's representative, as notice of AT&T's intention to omit the Proposal from its 2012 proxy materials.

The Proposal requests that AT&T adopt an independent chairman policy. AT&T believes that the Proposal may be omitted from its 2012 proxy materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has failed to prove his eligibility to submit the Proposal.

The Proposal may be omitted from AT&T's 2012 proxy materials because the Proponent's proof of ownership is not from a DTC participant.

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal and must continue to hold these securities through the date of the meeting. If the proponent is not a registered shareholder, the proponent must provide proof of ownership in one of the two methods specified in Rule 14a-8(b)(2)(i) and (ii). Under Rule 14a-8(b)(2)(i), the proponent must submit a written statement from the record holder of the shares verifying that, at the time the proponent submitted the proposal, the proponent continuously held the shares for at least one year.

Where the proponent fails to satisfy the eligibility requirements at the time the proposal is submitted, the company must notify the proponent in writing of the deficiency within 14 calendar days of receiving the proposal. The proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification. If the proponent fails to correct the deficiency within the required time frame, the company may exclude the proposal.

In Section B.3 of Staff Legal Bulletin No. 14(F) (October 18, 2011) ("SLB 14F"), the staff of the Securities and Exchange Commission's Division of Corporation Finance (the "Staff") took the view that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as record holders. The Staff indicated that shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

The Proposal was submitted on November 11, 2011. AT&T received the Proposal on the same day and thereupon determined that the Proponent was not a registered stockholder. Moreover, the Proponent did not include verification of his stock ownership with his submission. Therefore, within the required 14 day period, AT&T notified the Proponent of the eligibility requirements of Rule 14a-8(b), including the guidance contained in SLB 14F, and of the required time frame for a response (the "Deficiency Notice"). Specifically, the Deficiency Notice informed the Proponent of (1) the requirement for a written statement from the record holder of the shares, (2) the requirement that the broker or bank be a DTC participant, (3) how to determine whether a broker or bank is a DTC participant, and (4) the requirement, where necessary, that two ownership statements be submitted – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership. The Deficiency Notice was delivered on November 16, 2011. Accordingly, the deadline for the Proponent to submit his response to the Deficiency Notice was November 30, 2011. A copy of the Deficiency Notice and delivery confirmation are attached hereto as Exhibit B.

On November 23, 2011 Mr. Chevedden transmitted a letter from TD Ameritrade (the "Broker Letter"), which AT&T received the same day (see Exhibit C). AT&T has received no other response to the Deficiency Notice. Since the deadline for responding to the Deficiency Notice has passed, any additional response submitted at this point would be untimely.

The Broker Letter is signed by Rebecca Melia in her capacity as Resource Specialist of TD Ameritrade. The fine print indicates that TD Ameritrade is a trademark and that the Broker Letter is from TD Ameritrade, Inc., member FINRA/SIPC/NFA. However, TD Ameritrade, Inc. does not appear on the DTC participant list. Therefore, TD Ameritrade, Inc. is not a DTC participant. We note that the DTC participant list contains the names TD Ameritrade Clearing, Inc. and TD Ameritrade Trust Company, but the Broker Letter is not from either of these entities. Because the Broker Letter is not from a DTC participant, it is not a written statement from the record holder of the Proponent's shares. Therefore, AT&T believes that it may omit the Proposal from its 2012 proxy materials pursuant to Rules 14a-8(b) and 14a-8(f)(1).

For the reasons stated above, we respectfully request that the Staff concur in our view that AT&T may omit the Proposal from its 2012 proxy materials. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

Enclosures

cc: John Chevedden (by e-mail) ***FISMA & OMB Memorandum M-07-16***

EXHIBIT A

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

RECEIVED

NOV 11 2011

CORPORATE
SECRETARY'S OFFICE

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
208 S Akard St
Dallas TX 75202

Dear Mr. Stephenson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

11-4-2011
Date

cc: Ann Effinger Meuleman
Corporate Secretary
Phone: 210 821-4105
FX: 214-746-2273
Paul Wilson <paul.wilson.7@att.com>
Dru Cessac <dc7362@att.com>
Phyllis A. Siekmann, <PS0148@att.com>

[T: Rule 14a-8 Proposal, November 11, 2011]

3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets.

An independent board chairman can provide a better balance of power between our CEO and our board and supports strong, independent board leadership. The primary duty of our board of directors is to oversee company management on behalf of shareowners. But if a CEO also serves as chairman, this presents a conflict of interest that can result in excessive management influence on our board and weaken our board's oversight of management.

Our board's ability to monitor our CEO's performance appears to be hindered. One example of this is the excessive pay given to our CEO and the lack of reasonable links between CEO pay and CEO performance according to information reported in 2011.

CEO Randall Stephenson's total realized pay was $28 million according to The Corporate Library, an independent research firm. Mr. Stephenson's pension value increased by $7 million. Our company even paid $164,000 in premiums for Mr. Stephenson's life insurance.

Annual incentive pay for our executives was based on the discretion of our executive pay committee and its subjective assessment of our executives and company goals. Long-term equity pay included time-vesting restricted stock units without performance-contingent criteria. Performance shares partly paid out for sub-median performance (50% of target pay was given out at the 20th percentile of total shareholder returns).

An independent Chairman policy can further enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3.*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

November 15, 2011

BY UPS OVERNIGHT MAIL

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

On November 11, 2011, we received a letter from Kenneth Steiner (the "Proponent"), dated November 4, 2011, submitting a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2012 annual meeting of stockholders. The Proponent has indicated that you are the contact person for his proposal.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The Proponent's name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if the stockholder or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,

Paul M. Wilson
General Attorney

EXHIBIT C

TD Ameritrade

November 22, 2011

NOV 23 2011

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 1,607 shares of the security Citigroup (C), 2,779 shares of AT&T (T), 1,400 shares of MEMC Electronics Materials (WFR), and 714 shares of Motorola Solutions Inc. (MSI) in the TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** since November 1, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Rebecca R. Melia

Rebecca R. Melia
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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